M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

August 5, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom
Assistant Director

Re:	InterCloud Systems, Inc.
(Formerly Genesis Group Holdings, Inc.) Amendment No. 4 to Registration Statement on Form S-1 Filed July 26, 2013 File No. 333-185293

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), enclosed for filing with the Securities and Exchange Commission is Amendment No. 5 (“Amendment No. 5”) to the Company's Registration Statement on Form S-1 (File No. 333-185293) (the “Form S-1”).  Pursuant to a telephone conference call with Mr. William Thompson, Accounting Branch Chief, which took place on Friday, August 2, 2013, set forth below is a list highlighting revisions made to Amendment No. 4 to the Form S-1 submitted by the Company on July 26, 2013.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

August 5, 2013

In Amendment No. 5, the Company has revised the Form S-1 to reflect that the Company:

●
will not be uplisting to the Nasdaq Capital Market simultaneously with the offering; rather, the Company will continue to be quoted on the OTCQB Marketplace.  The Company supplementally adds that it expects to uplist to the Nasdaq Capital Market in mid-September 2013.

●	expects to sell $20,000,000 of Common Stock in the offering, instead of $40,000,000.

●
has revised the disclosure under the caption “Use of Proceeds” to take into account the reduced net proceeds in the offering.  Additional revisions were made in Amendment No. 5 to disclose that the Company currently expects to close the acquisition of Telco in the fourth quarter of 2013 following completion of a second underwritten public offering of equity securities and that the terms of ICG Note have been amended to extend the maturity date of such note from three business days following the closing of the offering to ten business days following the closing of the offering. The Company supplementally advises the Staff that it expects to pay the ICG Note in full from borrowings under a new accounts receivable line that it expects to have in place prior to the maturity date of the ICG Note.

●
has revised the pro forma financial statements to reflect such pro forma data both following this offering without the acquisition of Telco and following the acquisition of Telco and the concurrent financing thereof.

●	has clarified the disclosure related to its issuance of Series F Preferred Stock in connection with the acquisition of TNS, Inc., and the related earn-out provisions.

●	has corrected certain errors in the pro forma common stock and retained earnings under the caption “Capitalization.”

●	has updated the disclosure in the table under the caption “Principal Stockholders.”

●
has revised its computation of pro forma diluted earnings per share under the caption “Unaudited Pro Forma Combined Condensed Financial Information” on page 41 of the Prospectus to add back to the numerator and denominator used in such computation the dividends that would not have been paid assuming conversion of the Series F Preferred Stock and Series H Preferred Stock to Common Stock as both were anti-dilutive.

* * *

As it is the goal of the Company to have the Form S-1 declared effective by the Commission by August 12, 2013, the Company would greatly appreciate the Staff’s review of Amendment No. 5 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric M. Hellige of this office at (212) 326-0846.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:           Mr. Mark Munro